BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2015
(In Thousands of US dollars)

Assets

Cash and cash equivalents	$71,288
Due from brokers, clearing organizations and others	87,631
Due from affiliates	4,699
Other assets	1,494
Securities owned, at fair value	176
Total assets	$165,288

Liabilities and member's equity

Accounts payable and accrued expenses	$7,250
Due to brokers, clearing organizations and others	3,882
Securities sold, but not yet purchased, at fair value	2,486
Due to affiliates	1,740
Total liabilities	15,358
Member's equity:	
Member's capital	162,311
Accumulated deficit	(12,381)
Total member's equity	149,930
Total liabilities and member's equity	$165,288

See notes to financial statements.